Filed by First Charter Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: First Charter Corporation
Commission File No. 0-15829

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Questions and Answers Regarding Your Plan and the Merger
The purpose of these “Q&As” is to answer frequently asked questions about:
•	an election that you may make with respect to the shares of First Charter common stock in your First Charter Corporation Retirement Savings Plan (RSP) account, and

•	the merger of the RSP into the Fifth Third Bancorp Master Profit Sharing/401(k) Plan.

Election Regarding First Charter Shares in Your RSP Account
1.	When will I receive my election form?

Prior to the merger, all First Charter shareholders will be given an opportunity to elect shares of Fifth Third Bancorp (“Fifth Third”) common stock and/or cash in exchange for their First Charter stock. The election materials are expected to be mailed to you by April 30, 2008, and must be returned by May 27, 2008. The merger is currently anticipated to close on June 6, 2008.

2.	What is the purpose of the election form?

Like all First Charter shareholders, as an RSP participant with First Charter shares in your RSP account, you will be mailed an election form on which you may elect (a) shares of Fifth Third common stock, (b) cash, (c) a combination of cash and Fifth Third common stock, or (d) no preference for the shares in your RSP account.

3.	If I return my election form, will I receive cash and shares of Fifth Third common stock in accordance with my election?

Not necessarily. The form of merger consideration that you will receive is subject to the limitation that the total merger consideration to be paid by Fifth Third will be approximately 70% in shares of Fifth Third common stock and approximately 30% in cash, but in no event more than 30% in cash.

If, after all First Charter shareholders have submitted their elections, the amount of Fifth Third common stock is oversubscribed, then all First Charter shareholders who elected to receive cash will receive cash and all First Charter shareholders who chose “no preference” or did not make an election will receive cash. Then, the exchange agent will allocate, on a pro rata basis, the number of shares to receive cash (instead of Fifth Third common stock) to get to a 70% stock/30% cash settlement.

If, after all First Charter shareholders have submitted their elections, the amount of cash is oversubscribed, all First Charter shareholders who elected to receive Fifth Third common stock will receive such stock. In addition, all First Charter shareholders who chose “no preference” or made no election will receive Fifth Third common stock. Then, the exchange agent will allocate, on a pro rata basis, a sufficient number of shares to receive stock (instead of cash) to get to a 70% stock/30% cash settlement.

If the Trustee is unable to allocate the cash and converted Fifth Third common stock in a manner consistent with the elections of all RSP participants, the Trustee shall adjust the allocation procedures so as to follow the participants’ elections to the extent possible.

4.	What if I fail to make an election or the election form is lost in the mail?

If a properly completed election form is not returned, you will be treated as if you expressed “no preference” and your shares will be converted to cash and/or Fifth Third common stock in the manner described in question #3 above.

5.	Will I be able to change my RSP investments at all times?

The RSP must have a “blackout” period in order to know with certainty the number of shares to be converted to Fifth Third common stock and/or cash. First Charter has provided you with a blackout notice that describes when the blackout period will begin and end and other important information. Additionally, we suggest that you refrain from buying and selling shares of First Charter common stock in your Plan account after you have submitted your Election Instruction; doing so may cause administrative delay and affect the elections made by other Plan participants.

6.	How will I ultimately know the manner in which my RSP account is converted between cash and Fifth Third common stock?

You will be able to view your account online after the results have been applied to each participant’s RSP account.

7.	If I receive cash for my RSP shares, will I receive a check? No, the cash will be automatically reinvested in the Federated Capital Preservation fund (a money market type of fund) in the RSP.

8.	Once we complete the legal close, will funds in the First Charter stock account have to be allocated among other funds, or will there be a Fifth Third stock fund added to the RSP?

There will be a Fifth Third stock fund added to the RSP. As previously described, participants with First Charter shares in their RSP account will be mailed an election form on which to elect shares of Fifth Third common stock, cash, or a combination of cash and Fifth Third common stock. If the shares of First Charter common stock are converted to shares of Fifth Third common stock, then they will remain invested as Fifth Third common stock within the RSP and any cash will be reinvested in the Federated Capital Preservation fund. Once the results are applied to participant accounts (as described in #9 below), you can determine the manner in which to reinvest those funds.

9.	Why can’t I see the results of the conversion to Fifth Third common stock in my account immediately following the effective date of the merger?

First, we must receive the results of the conversion to Fifth Third common stock or cash from the exchange agent. It may take approximately three weeks from the effective date of the merger to see the application of results in your account.

The Merger of the Savings Plans
10.	Will my RSP account transfer to the Fifth Third Plan automatically?

Fifth Third expects to merge the RSP into the Fifth Third Bancorp Master Profit Sharing/401(k) Plan (“Fifth Third Plan”) as soon as reasonably possible after the closing of the corporate merger. Existing accounts will automatically roll into the Fifth Third Plan.

11.	How will my RSP account be invested in the Fifth Third Plan?

The funds in the RSP will be “mapped” to similar type funds in the Fifth Third Plan. This means that your RSP account assets will be reinvested in similar funds in the Fifth Third Plan. Participants will receive information regarding how their current accounts will be mapped.

12.	What if I don’t like the funds to which my RSP funds are being mapped?
Prior to the merger of the savings plans, you will have an opportunity to reinvest your current RSP account — so you can choose to invest in the funds that will map into the Fifth Third Plan. Also, once your savings are in the Fifth Third Plan, you will have the opportunity to transfer your monies to different funds available within that plan.

13.	When will my payroll contributions begin to go into the Fifth Third Plan?

Your contributions will continue to be deposited into the RSP until the July payroll conversion; therefore the last contribution to the RSP will be from the July 4 pay from First Charter. After the payroll conversion, all employee contributions will be made to the Fifth Third Plan.

14.	Will I still receive a quarterly match under the RSP?

Yes. RSP participants will receive a match on their eligible contributions into the RSP. The First Charter employer matching contribution for the second and third quarters will be deposited to the RSP by the end of July.

15.	What happens if I have a loan from my RSP account?

The loan will transfer into the Fifth Third Plan as long as you are an active employee on the date that the plans are merged. You will continue to repay the loan via payroll deduction.

16.	What are the features of the Fifth Third Plan, such as the match, deferral limits, and vesting features?

You will receive information regarding the Fifth Third Plan prior to the time that you are first eligible to make contributions to that Plan.

17.	Will there be another blackout when the plans are merged?

It has not yet been determined whether a blackout will be necessary when the plans are merged.
Fifth Third has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement
on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus, which was mailed to First Charter shareholders, is part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth
Third are available free of charge by contacting Fifth Third at (513) 534-4546.

These Q&As are intended to provide general information on the First Charter Corporation Retirement Savings Plan (“RSP”)
and the RSP merger into the Fifth Third Master Profit Sharing/(401(k) Plan (“Fifth Third Plan”). These Q&As do not provide all details or describe all benefits available. In the event of a conflict between these Q&As and the official documents that govern the RSP and Fifth Third Plan, or between the Amended and Restated Agreement and Plan of Merger
between First Charter, Fifth Third Bancorp and Fifth Third Financial Corporation, the official documents will govern.

QUESTIONS? You may contact Benefits at benefitinquiries@firstcharter.com